1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 31, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement

The EGM was held on 30th January, 2008. All the resolutions set out in the notice of EGM dated 14th December, 2007 were duly passed at the EGM.

The first extraordinary general meeting for year 2008 (the “EGM”) was convened on 30th January, 2008 by Yanzhou Coal Mining Company Limited (the “Company”) and all the resolutions set out in the Notice of EGM dated 14th December, 2007 were duly passed at the EGM. The convening of the EGM and all resolutions passed at the EGM were proceeded in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the Articles of Association of the Company.

I. CONVENING AND ATTENDANCE OF THE MEETING

(1) Convening of the EGM

1.	Time: 9:00a.m. on 30th January, 2008

2.	Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”)

3.	Method: Voting on poll

4.	Convened by: The board of directors (“the Board”) of the Company

5.	Chairman: Wang Xin

(2) Attendance of the EGM

Four shareholders and proxies, holding 3,403,022,564 shares carrying voting rights, representing 69.19% of the total shares capital of the Company, attended the EGM. This was in compliance with the relevant legal requirements. Among such shares,

2,600,000,000 shares were domestic tradable shares subject to trading moratorium, 11,000 shares were domestic unconditional tradable shares and 803,011,564 shares were H shares.

II. CONSIDERATION OF RESOLUTIONS

The following resolutions were considered and passed through voting by way of registered poll at the EGM:

1. Approved “the Resolution on the Acquisition of Mining Rights of Zhaolou Coalmine by Yanmei Heze Neng Hua Co., Ltd.”.

The relevant arrangements regarding the acquisition of the mining rights of Zhaolou Coalmine by Yanmei Heze Neng Hua Co., Ltd. and the Agreement on Transfer of Mining Rights between Yankuang Group Corporation Limited and Yanmei Heze Neng Hua Co., Ltd. were approved at the EMG. The consideration for the transfer of the mining rights of Zhaolou Coalmine was at RMB 747.3387 million. The acquisition is still subject to confirmation by the national land and resources authorities.

As this resolution is in respect of a matter which is a connected transaction, the connected shareholder, Yankuang Corporation Group Limited, holding 2,600,000,000 shares, abstained from voting on this resolution.

2. Approved “the Resolution on Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited”.

The fourth item of Article 158 of the Company’s Articles of Association which reads “With the consent of all the independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company”

was amended to read as

“With the consent of more than  1/2 members of independent directors, the independent directors may engage external auditors or consultants independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company”.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registers Limited, was appointed as scrutineer for the purpose of vote-taking at the EGM.

III. PRESENCE OF LAWYER

The Company has appointed King & Wood, PRC lawyers, to witness the relevant matters at the EGM. King & Wood, PRC lawyers, accepted the appointment and authorised Tang Lizi to attend the EGM. King & Wood issued a legal opinion concluding that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents, the “Rules for Shareholders Meetings of Listed Companies” and the Articles of Association of the Company; the qualification of the attendance and the convener of the EGM; the procedures and results of the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

IV. DOCUMENTS FOR FURTHER REFERENCE

1. The resolution passed at the first EGM of year 2008, which was signed and confirmed by the Directors, the scrutineer and the recorder; and

2. The legal opinion on the first EGM by Yanzhou Coal Company Limited, which was issued by Kong & Wood, PRC lawyers.

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 30th January, 2008

Yanzhou Coal Mining Company Limited

Results of votes in relation to the resolution passed at the first EGM of year 2008

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
1	Approved “the Resolution on Considering and Reviewing the Acquisition of Mining Rights of Zhaolou Coalmine by Yanmei Heze Neng Hua Co., Ltd.”	803,022,564	Total:	802,467,664	99.9309	Total:	554,900	0.0691	Total:	0	0
			Tradable shares subject to trading moratorium:	—	—	Tradable shares subject to trading moratorium:	—	—	Tradable shares subject to trading moratorium:	—	—
			Unconditional tradable shares:	11,000	0.0014	Unconditional tradable shares:	0	0	Unconditional tradable shares:	0	0
			H shares:	802,456,664	99.9295	H shares:	554,900	0.0691	H shares	0	0

2	Approved “the Resolution on Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited”	3,399,611,614	Total:	3,399,033,464	99.9830	Total:	578,150	0.0170	Total:	0	0
			Tradable shares subject to trading moratorium:	2,600,000,000	76.4793	Tradable shares subject to trading moratorium:	0	0	Tradable shares subject to trading moratorium:	0	0
			Unconditional tradable shares:	11,000	0.0003	Unconditional tradable shares:	0	0	Unconditional tradable shares:	0	0
			H shares:	799,022,464	23.5033	H shares:	578,150	0.0170	H shares:	0	0

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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